Filed by Ladish Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Ladish Co., Inc. (Commission File No.: 001-34495)
The following article was published in the Milwaukee Journal Sentinel on January 28, 2011 (online on January 27, 2011).
EMPLOYEES AWARDED A SHARE OF PROFITS
By Rick Barrett of the Journal Sentinel
Jan. 27, 2011
Cudahy — It wasn’t a record-high profit-sharing check that Ladish Co. employees received on Thursday, but it was close.
Employees at the century-old company received checks equivalent to 7.26% of their annual earnings in 2010, up from 1% a year ago, when the company had struggled in the recession and a downturn in the aerospace industry.
For an employee making $50,000 per year, this year’s check means an extra $3,630.
Ladish forges and finishes parts used in a plethora of aircraft, including space shuttles, military jets and passenger airliners. It also makes parts for industrial markets, such as 80-ton steel rings for concrete kilns and axles weighing thousands of pounds.
The company, with about 785 employees in Cudahy, has done profit sharing since the mid-1990s. The profit-sharing plan is for the Cudahy location, which is the biggest in a Ladish network that has about 1,700 employees in Wisconsin, California, Oregon and Poland.
Employees did not receive profit-sharing checks in 2002 and 2003, but they have in the other years, including a record-high 7.65% check in 2007.
Last year’s checks, of 1% annual pay, were issued even as employees took time off without pay to save jobs.
The company went through a difficult period in 2009, not long after hiring people.
“What most companies do in a downturn is look at their unions, cut the workforce, and then hope those people are still available when they need them. We didn’t do that,” said Gary Vroman, Ladish president and CEO.
“Instead, we all took three weeks off without pay to save the young people, and this place handled it great,” he said.
Twenty-eight percent of the Cudahy employees have been with the company more than 30 years, and 11% have more than 40 years on the job.
Ladish has restored its apprentice program, partly because a wave of retirements is expected soon.
“I feel pretty good about what we are doing in terms of passing the torch to the next generation of people who will be here the next 30 to 40 years,” Vroman said.

Two longtime employees are Andy Tucek, who will have 50 years’ seniority as of next week, and Darrell Russell, who has 46 years of seniority.
Tucek, a mechanical designer, said the challenges of his job have kept him motivated.
“We used to make the machines to make the forgings. Now, we basically repair them, update them and do whatever needs to be done to keep them running.”
Russell, the company’s most senior salaried employee, is a supervisor. He said his job has changed enough over the years to keep it interesting.
“I interview kids when they come in, and one of my first questions is ‘Do you know what a slide rule is?’ And then we get into a discussion about how things have evolved from slide rules to calculators to computers.”
Ladish is being acquired by Allegheny Technologies Inc. in a $778 million deal that could bring more work to the Cudahy metal-forging company.
If the sale goes through, Ladish shareholders would get $48 a share in cash and stock, a 63% premium to the stock’s closing price before the deal was announced in November. They would be paid $24 in cash and receive 0.4556 share of Allegheny for each Ladish share held.
The sale is on schedule to close in the next few months, probably in March.
Ladish could benefit from Allegheny’s businesses in oil, natural gas and nuclear energy.
“There are going to be a lot of increased sales opportunities,” Vroman said. “And the most obvious way that we are going to benefit is through supply chain synergies. Allegheny has been our largest supplier for years, and we have been one of their largest customers. The type of product we make is so technically complex it requires a very close relationship with suppliers.”
About 90% of Ladish’s business is in aerospace, an industry that’s gone through a tough period.
“We are in the early stages of an aerospace recovery,” Vroman said.
Neither Ladish nor Allegheny anticipate cutting jobs after the sale is completed.
“The beauty of it is, we don’t compete with each other,” Vroman said.
On Thursday, Ladish shares closed at $53.33, down 22 cents.